Exhibit 99.1

Americas Gold and Silver Corporation Reports Full-Year 2022 Results

TORONTO--(BUSINESS WIRE)--March 15, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the year ended December 31, 2022.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Revenue of $85.0 million, representing an increase of $40 million year-over-year.
  A net loss of $45.2 million for 2022, or an attributable loss of $0.23 per share1, representing a decrease in net loss of $115.4 million compared to 2021.
  Adjusted net loss2 of $27.7 million in 2022, a decrease of $9.3 million from $37.0 million in 2021, after adjusting for one-time, non-reoccurring items, primarily related to the Relief Canyon mine.
  Net income from the Cosalá Operations and Galena Complex operating segments increased by $15.3 million (+100% year-over-year) in 2022 in aggregate compared to 2021.
  Cash costs of $0.77/oz silver produced3 and all-in sustaining costs of $9.64/oz silver produced3 during the year. Cash costs per ounce silver were lower than the guidance range of $4.00 to $5.00 per silver ounce.
  The Company previously reported 2022 consolidated attributable production of approximately 5.3 million ounces of silver equivalent4, including 1.3 million ounces of silver, 39.3 million pounds of zinc and 24.6 million pounds of lead, exceeding the silver equivalent guidance range of 4.8 to 5.2 million ounces.
  Production guidance for 2023 remains unchanged at 2.2-2.6 million silver ounces and 5.5-6.0 million silver equivalent ounces at cash costs of $8.00-$9.00 per silver ounce.

“The Company is well positioned to benefit from the expected production increase in 2023 and offers stakeholders substantial silver optionality given the current global uncertainly,” stated Americas President and CEO Darren Blasutti. “Though the 2022 financial results were disappointing, attributable silver production is expected to increase by over 80% in 2023 compared with 2022.”

Cosalá Operations

The Cosalá Operations had a successful year in fiscal 2022 as production increased significantly following the resolution of the illegal blockade. The operations reopened in September 2021 with commercial production re-established in December 2021. The Cosalá Operations produced approximately 636,000 ounces of silver, 39.3 million pounds of zinc and 15.3 million pounds of lead in 2022. The Los Braceros processing plant treated 585,270 tonnes. Cash costs and all-in sustaining costs were negative $19.03 per silver ounce and negative $11.26 per silver ounce, respectively, benefitting from strong zinc and lead production and base metal prices.

Production during 2022 initially focused on maximizing near-term free cash flow by mining high-grade zinc areas of the Main Zone which were fully developed prior to the illegal blockade. The Company continued to focus on mining the higher-grade zinc areas of the Main Zone to maximize revenue generated from the Cosalá Operations during the year. As a result, base metal production exceeded the upper end of the 2022 guidance range while silver production was slightly below the bottom end of the range. The second half of the fourth quarter saw higher silver production as the mining rate increased in the higher-grade silver Upper Zone.

Silver production from the Cosalá Operations in 2023 is expected to be between 1.2 – 1.4 million ounces, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine. Zinc production from the Cosalá Operations is expected to be approximately 33 – 37 million pounds while lead production is expected to be 11 – 13 million pounds.

Galena Complex

Galena’s Recapitalization Plan is proceeding well with the Galena Complex 2022 production increasing to 1,120,000 ounces (100% basis) or 11% higher year-over-year silver production compared to 2021. Lead production for the year was within expectations while silver production was slightly below the lower end of the guidance range due to the weaker than expected production in late Q3-2022 due to poor quality cemented backfill which required remedial work on the effected stopes. Silver production in December 2022 was the highest of any month during the calendar year as the operation began accessing higher grade silver stopes including a new area on the 3700 Level.

The Company successfully installed the major components of the Galena hoist prior to year-end. Shaft repair will commence following completion of electrical work and commissioning. Once it becomes fully operational, which is expected to occur by the end of Q2-2023, the Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per silver ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena replacement hoist as the benefits of scaling economies on the existing cost base with higher grade silver ore are realized.

Attributable silver production to the Company from the Galena Complex (60% owned by Americas) in 2023 is expected to be between 1.0 – 1.2 million silver ounces benefitting from a full year of production from higher grade ore on the 3700 Level. Attributable lead production is expected to be between 11 – 13 million pounds. The Galena Complex attributable production for 2022 was 672,000 ounces of silver and 9.3 million pounds of lead.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the Galena hoist project on its expected schedule and updated budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance that Americas Gold and Silver will achieve its expectations, or concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 The Company uses the financial measure “net loss per share” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Net loss per share is consolidated net loss divided by the weighted average number of common shares outstanding during the period.

Reconciliation of Net Loss per Share
	2022	2021
Consolidated net loss ('000)	$(45,187)	$(160,576)
Divided by weighted average number of common shares outstanding	184,416,034	141,887,984
Net loss per share	$(0.25)	$(1.13)

2 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measure “adjusted net loss” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s profitability. The presentation of adjusted net loss is not meant to be a substitute for the net loss presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure. Adjusted net loss is net loss with certain non-cash items backed-out (i.e. impairment to property, plant and equipment, write-downs to inventory, and loss related to the fair value of financial instruments).

Reconciliation of Adjusted Net Loss
	2022	2021
Consolidated net loss ('000)	$45,187	$160,576
Less impairment to property, plant and equipment from Relief Canyon ('000)	(13,440)	(55,623)
Less Relief inventory write-downs from lowering expected gold recoveries ('000)	-	(24,780)
Less Relief inventory write-downs to net realizable value ('000)	(7,658)	(15,127)
Less loss on metals contract liability ('000)	(657)	(20,780)
Less care and maintenance costs from Cosalá Operations ('000)	-	(7,309)
Add gain on government loan forgiveness ('000)	4,277	-
Adjusted net loss ('000)	$27,709	$36,957

3 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Costs”, “Cash Costs/Ag Oz Produced”, “All-In Sustaining Costs”, and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	2022	2021[2,3]
Cost of sales ('000)	$64,340	$3,605
Less cost of sales during illegal blockade ('000)	-	(1,071)
Adjusted cost of sales ('000)	$64,340	$2,534
Less non-controlling interests portion ('000)	(12,388)	-
Attributable cost of sales ('000)	51,952	2,534
Non-cash costs ('000)	(1,723)	160
Direct mining costs ('000)	$50,229	$2,694
Smelting, refining and royalty expenses ('000)	24,050	1,857
Less by-product credits ('000)	(73,274)	(5,406)
Cash costs ('000)	$1,005	$(855)
Divided by silver produced (oz)	1,308,201	46,128
Cash costs/Ag oz produced ($/oz)	$0.77	$(18.53)

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	2022	2021[2,3]
Cost of sales ('000)	$33,371	$3,605
Less cost of sales during illegal blockade ('000)	-	(1,071)
Adjusted cost of sales ('000)	$33,371	$2,534
Non-cash costs ('000)	(1,348)	160
Direct mining costs ('000)	$32,023	$2,694
Smelting, refining and royalty expenses ('000)	20,580	1,857
Less by-product credits ('000)	(64,710)	(5,406)
Cash costs ('000)	$(12,107)	$(855)
Divided by silver produced (oz)	636,246	46,128
Cash costs/Ag oz produced ($/oz)	$(19.03)	$(18.53)

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	2022	2021[2,3]
Cost of sales ('000)	$30,969	-
Non-cash costs ('000)	(625)	-
Direct mining costs ('000)	$30,344	-
Smelting, refining and royalty expenses ('000)	5,784	-
Less by-product credits ('000)	(14,274)	-
Cash costs ('000)	$21,854	-
Divided by silver produced (oz)	1,119,925	-
Cash costs/Ag oz produced ($/oz)	$19.51	-

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced [1]
	2022	2021[2,3]
Cash costs ('000)	$1,005	$(855)
Capital expenditures ('000)	9,031	120
Exploration costs ('000)	2,569	58
All-in sustaining costs ('000)	$12,605	$(677)
Divided by silver produced (oz)	1,308,201	46,128
All-in sustaining costs/Ag oz produced ($/oz)	$9.64	$(14.67)

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	2022	2021[2,3]
Cash costs ('000)	$(12,107)	$(855)
Capital expenditures ('000)	3,649	120
Exploration costs ('000)	1,296	58
All-in sustaining costs ('000)	$(7,162)	$(677)
Divided by silver produced (oz)	636,246	46,128
All-in sustaining costs/Ag oz produced ($/oz)	$(11.26)	$(14.67)

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	2022	2021[2,3]
Cash costs ('000)	$21,854	-
Capital expenditures ('000)	8,970	-
Exploration costs ('000)	2,122	-
All-in sustaining costs ('000)	$32,946	-
Galena Complex Recapitalization Plan costs ('000)	6,608	-
All-in sustaining costs with Galena Recapitalization Plan ('000)	$39,554	-
Divided by silver produced (oz)	1,119,925	-
All-in sustaining costs/Ag oz produced ($/oz)	$29.42	-
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$35.32	-

1 Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

2 Production results are nil for the Cosalá Operations from Q2-2020 through Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

3 Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this press release, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

4 Silver equivalent ounces for 2022 and 2021 were calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period throughout this press release. Silver equivalent ounces for the 2023 guidance and 2024 outlook references were calculated based on $22.00/oz silver, $1.45/lb zinc, $1.00 /lb lead, and $3.75/lb copper throughout this press release.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503